

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

December 31, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

By letter dated November 29, 2018, I advised you that the Exchange had received a Form 8-A from PeerStream, Inc. for registration of the following securities:

Common Stock, $0.001 par value
Warrants, each to purchase one share of Common Stock

The Exchange had approved the securities for listing and registration upon official notice of issuance.

Since then, we have been advised that the company has determined not to proceed with the offering at this time. Accordingly, we hereby withdraw our earlier certification of approval.

Sincerely,

William Slattery